Exhibit 99.21
BLUE PEARL MINING LTD.
Consolidated Balance Sheets
(US dollars in thousands — Unaudited)

		March 31	December 31
	Notes	2007	2006
Assets
Current assets
Cash and cash equivalents		$114,512	$98,059
Accounts receivable		112,780	84,476
Product inventory		70,257	131,269
Material and supplies inventory		25,700	25,498
Prepaid expenses		2,368	3,015
Future income and mining taxes		372	468

		325,989	342,785
Property, plant and equipment	7	469,269	480,187
Deferred stripping costs	8	6,853	—
Reclamation deposits		23,283	23,005
Restricted cash		8,806	8,081
Future income and mining taxes		25,965	20,902
Goodwill		50,882	46,322

		$911,047	$921,282

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$43,334	$38,794
Income taxes payable		41,587	29,407
Current portion of long-term debt	9	74,291	73,758
Future income and mining taxes		4,601	17,237

		163,813	159,196
Long-term debt	9	245,118	324,048
Asset retirement obligations	10	26,609	25,992
Sales contract liability	5, 11	24,210	11,421
Severance and retention		8,191	8,008
Future income and mining taxes		164,919	168,566

		632,860	697,231

Shareholders’ Equity
Common shares	12	216,144	210,857
Warrants	12	35,115	35,445
Contributed surplus	12	16,884	14,953
Retained earnings (deficit)		20,156	(27,579)
Accumulated other comprehensive loss	13	(10,112)	(9,625)

		278,187	224,051

		$911,047	$921,282

Commitments and contingencies	19
Subsequent event	21
See accompanying notes to consolidated interim financial statements.

BLUE PEARL MINING LTD.
Consolidated Statements of Income (Loss)
Three Months Ended March 31, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts — Unaudited)

	Notes	2007	2006

Revenues
Molybdenum sales		$268,116	$—
Tolling and calcining		7,232	—

		275,348	—

Cost of sales
Operating expenses		161,768	—
Selling and marketing		1,600	—
Depreciation and depletion		16,082	—
Accretion		436	—

		179,886	—

Income from mining operations		95,462	—

Other (income) expenses
General and administrative		3,108	404
Exploration and development		1,867	2,252
Interest and finance fees		15,394	—
Debt prepayment premium	9	2,474	—
Unrealized loss on derivative instruments	11	6,507	—
Stock-based compensation	12	2,618	496
Interest income		(1,900)	(45)
Other		370	(6)

		30,438	3,101

Income (loss) before taxes		65,024	(3,101)

Income and mining taxes (recoverable)	14
Current		37,849	—
Future		(20,560)	(620)

		17,289	(620)

Net income (loss)		$47,735	$(2,481)

Net income (loss) per share	6
Basic		$0.46	$(0.06)

Diluted		$0.45	$(0.06)

See accompanying notes to consolidated interim financial statements.

BLUE PEARL MINING LTD.
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	Notes	2007	2006

Operating Activities
Net income (loss)		$47,735	$(2,481)
Items not affecting cash
Depreciation and depletion		16,082	—
Accretion		436	—
Amortization of finance fees		4,784	—
Unrealized loss on derivative instruments		6,507	—
Stock-based compensation		2,618	496
Future income and mining taxes		(20,560)	(620)
Gain on sale of marketable securities		—	(6)
Change in non cash working capital	15	47,457	(1,061)

Cash generated by (used in) operating activities		105,059	(3,672)

Investing Activities
Property, plant and equipment		(2,602)	—
Deferred stripping costs		(6,853)	—
Restricted cash		(725)	(44)
Reclamation deposits		(233)	—
Proceeds from disposition of marketable securities		—	26

Cash used in investing activities		(10,413)	(18)

Financing Activities
Equity issues		5,158	2,135
Long-term debt repayments		(83,181)	—

Cash (used in) generated by financing activities		(78,023)	2,135

Effect of exchange rate changes on cash		(170)	(94)

Increase (decrease) in cash and cash equivalents		16,453	(1,649)
Cash and cash equivalents, beginning of period		98,059	6,915

Cash and cash equivalents, end of period		$114,512	$5,266

Supplementary cash flow information	15
See accompanying notes to consolidated interim financial statements.

BLUE PEARL MINING LTD.
Consolidated Statements of Retained Earnings (Deficit)
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	2007	2006

Balance, beginning of period	$(27,579)	$(6,936)
Net income (loss)	47,735	(2,481)

Balance, end of period	$20,156	$(9,417)

Consolidated Statements of Comprehensive Income (Loss)
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	2007	2006

Net income (loss)	$47,735	$(2,481)
Other comprehensive loss
Foreign currency translation adjustment	(487)	(101)

Comprehensive income (loss)	$47,248	$(2,582)

See accompanying notes to consolidated interim financial statements.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
1. Description of Business
Blue Pearl Mining Ltd. (“Blue Pearl” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States.
In October 2006, the Corporation acquired Thompson Creek Metals Company and its subsidiaries (“Thompson Creek”), a private company with producing molybdenum mines and processing facilities in Canada and the United States. This acquisition is further described in Note 5 to these unaudited interim consolidated financial statements. As at March 31, 2007, the Corporation’s operating assets were comprised of the Thompson Creek Mine (“Thompson Creek Mine”) located near Challis, Idaho, the Endako Mine (75% joint venture interest) located near Fraser Lake, British Columbia, and the Langeloth Metallurgical facility (“Langeloth”) located near Pittsburgh, Pennsylvania. The Corporation is also developing the Davidson property (“Davidson”), a molybdenum deposit located near Smithers, British Columbia.
2. Basis of Presentation
The accompanying unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. These unaudited interim consolidated financial statements should be read in conjunction with the notes to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements. In management’s opinion, the unaudited financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.
The accompanying unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company
Langeloth Metallurgical Company LLC
Thompson Creek Mining Company
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine Joint Venture (“Endako”) (see Note 16).
All financial figures are presented in United States dollars unless otherwise stated.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
3. New Accounting Standards
a)	Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
b)	Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments -Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments — Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in accumulated other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
(ii)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(iii)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. Prior year unrealized gains and losses are now classified and reported in the equity section of the balance sheet as accumulated other comprehensive loss.
c)	Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the units of production method. This standard has been applied prospectively and prior years’ financial statements have not been restated.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
4. Change in Reporting Currency
In connection with the acquisition of Thompson Creek, the Corporation changed its reporting currency from Canadian dollars to US dollars, effective October 26, 2006. From the date of the acquisition of Thompson Creek, substantially all of the Corporation’s revenues were denominated in US dollars.
The comparative statements of income (loss) and cash flows have been translated using an average rate for the period. Shareholders’ equity has been translated using the historic exchange rates in effect at the time of the transactions.
5. Acquisition
Thompson Creek Metals Company
On October 26, 2006, the Corporation acquired Thompson Creek, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek. Subsequent to the close date, the Corporation paid an additional $61,529 to the former shareholders of Thompson Creek related to the acquired accounts receivable pursuant to the acquisition agreement.
During the quarter, the Corporation revised its initial estimates of fair values related to certain sales contracts. As a result of the revised estimate of fair value of the sales contracts, the Corporation has revised the amount of the purchase price allocation for sales contract liabilities, other assets, accounts payable and accrued liabilities and related future tax asset and liabilities.
The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is required for 2008 regarding a contingent payment to be made in early 2009. However, the 2009 payment is reduced by the amount of the initial payment to be made in 2008. The total of these two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, the Corporation will be required to make a final contingent payment of $25,000 in early 2010.
The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The results of the acquired operations have been included in the consolidated financial statements of the Corporation from the date of acquisition. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, future income taxes and intangible assets, the valuations of which are less advanced due to the inherent complexities associated with their valuations.
The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill. The final fair-value estimate could be materially different from that currently being used.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
Preliminary Purchase Price Allocation

Assets
Cash and cash equivalents	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	51,370

917,957

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$636,708

Purchase price payment

Paid on closing	$575,000
Paid subsequent to closing	61,529
Costs	179

$636,708

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
6. Net Income (Loss) Per Share

	Three Months Ended
	March 31
	2007	2006

Net income (loss) available to common shareholders	$47,735	$(2,481)

Basic weighted-average number of shares outstanding (000’s)	103,250	44,671

Effect of dilutive securities
Stock options	1,739	—
Warrants	406	—

Diluted weighted-average number of shares outstanding (000’s)	105,395	44,671

Net income per share
Basic	$0.46	$(0.06)
Diluted	$0.45	$(0.06)
For the three months ended March 31, 2007, 235,000 stock options were excluded from the computation of diluted securities (2006 — 1,567,500 stock options and 8,110,875 warrants) as these would be considered anti-dilutive.
7. Property, Plant and Equipment

	March 31	December 31
	2007	2006

Mining properties and land	$256,572	$255,751
Mining equipment	130,037	128,468
Processing facilities	105,946	104,713
Development properties	1,568	1,553
Other	385	98

	494,508	490,583
Less: Accumulated depreciation and depletion	(25,239)	(10,396)

	$469,269	$480,187

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
8. Deferred Stripping Costs
The Corporation has recorded the following deferred stripping costs:

Balance, December 31, 2006	$—
Addition of deferred stripping costs	6,853
Amortization of deferred stripping costs	—

Balance, March 31, 2007	$6,853

A comparative period has not been presented as the Corporation adopted EIC-160 on a prospective basis as described in Note 3.
9. Long-term Debt
Long-term debt consists of:

	March 31	December 31
	2007	2006

First Lien Senior Secured	$319,250	$340,000
Second Lien Senior Secured	—	61,855
Equipment loans	8,642	9,218

	327,892	411,073
Less: Finance fees	(8,483)	(13,267)

	319,409	397,806
Less: Current portion	(74,291)	(73,758)

	$245,118	$324,048

On March 15, 2007, the Corporation repaid amounts owing on the Second Lien credit facility. The Corporation paid a prepayment premium of $2,474 on this transaction. In connection with the prepayment, the Corporation expensed $3,494 in finance fees related to the Second Lien credit facility.
At March 31, 2007, the effective interest rate on funds advanced under the First Lien credit facility was 10.1% and the effective interest rate on the equipment loans was 7.4%
The First Lien credit facility includes a $22,500 revolving secured line of credit that was not utilized during the first three months of 2007.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
10. Asset Retirement Obligations
The following is a summary of the Corporation’s mine closure and reclamation liabilities for the Thompson Creek Mine, Endako, and the Davidson project:

	Thompson
	Creek	Endako	Davidson	Total

Balance, December 31, 2005	$—	$—	$193	$193
Acquisition (Note 5)	20,684	4,967	—	25,651
Accretion	245	69	12	326
Currency exchange	—	(172)	(6)	(178)

Balance, December 31, 2006	20,929	4,864	199	25,992
Accretion	515	50	3	568
Currency exchange	—	47	2	49

Balance, March 31, 2007	$21,444	$4,961	$204	$26,609

11. Derivative Instruments
a)	Sales Contracts
The Corporation sells a component of its product under fixed-price agreements. Current fixed-price agreements in place cover the period 2007 to 2010. The Corporation considers these agreements to be derivative instruments and, as such, records their estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of income. At March 31, 2007, the fair value of these agreements was $12,789 which resulted in an unrealized derivative loss of $7,381 being reported for the three months ended March 31, 2007.
b)	Forward Currency Contracts
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At March 31, 2007, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$23,806 at an average rate of US$0.87. As a result of these forward contracts not qualifying for hedge accounting, the Corporation recognizes all derivative instruments on the balance sheet at their fair values, which was a liability of $32 at March 31, 2007, resulting in an unrealized derivative gain of approximately $615 being recognized in the three month period ending March 31, 2007.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
12. Shareholders’ Equity
a)	Common Shares
A summary of common share transactions is as follows:

	Number of
	Common Shares	Amount
	(000's)

Balance, December 31, 2005	43,079	$11,867
Private placements	1,585	2,921
Equity issue	49,087	203,050
Less: Share issue costs	—	(11,647)
Warrants exercised	5,547	4,093
Options exercised	1,230	573

Balance, December 31, 2006	100,528	$210,857
Less: Share issue costs	—	(901)
Warrants exercised	4,946	3,432
Options exercised	2,691	2,756

Balance, March 31, 2007	108,165	$216,144

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3,092 to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax recovery and corresponding share issue cost of $901.
In April 2007, subsequent to the end of the first quarter, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share. This private placement closed on April 19, 2007, for total proceeds of approximately $31,900 (see Note 21).
b)	Warrants
A summary of the transactions in the warrants account is as follows:

	Number of
	Warrants	Amount
	(000's)

Balance, December 31, 2005	9,858	$646
Private placement	700	184
Agent compensation warrants	76	110
Issuance	24,543	37,064
Less: Warrant issue costs	—	(1,989)
Exercise of warrants	(5,547)	(570)

Balance, December 31, 2006	29,630	$35,445
Exercise of warrants	(4,946)	(330)
Expiry of warrants	(8)	—

Balance, March 31, 2007	24,676	$35,115

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
c)	Contributed Surplus

Amount

Balance, December 31, 2005	$422
Options granted	14,619
Options exercised	(88)

Balance, December 31, 2006	14,953
Options granted	2,631
Options exercised	(700)

Balance, March 31, 2007	$16,884

d)	Stock-based Compensation
The Corporation uses the fair value method of accounting for stock-based compensation and recognized an expense of $2,618 for the three months ended March 31, 2007 (2006 — $496) for its stock-based compensation plan.
The Corporation granted 500,000 share options to employees during the three months ended March 31, 2007. These options have exercise prices ranging from Cdn$8.93 to Cdn$12.35, a term of five years and all vested at the time of award. The weighted-average fair value of these option grants was estimated at $4.23 per share option at the grant date using the Black-Scholes option pricing model and the following weighted-average assumptions:

Expected life	5 years
Risk free interest rate	4.01%
Expected volatility	45.3%
Dividend yield	0.0%
In computing the fair value of stock-based awards, the Corporation has determined that the historic volatility of its share price reflects that of an exploration company rather than that of the operating company it became upon the acquisition of Thompson Creek. For option grants made in January and March 2007, the Corporation has utilized an expected volatility that has been computed using a weighted average of an operating mining company peer-group average and the Corporation’s actual share price volatility from the date it acquired Thompson Creek. Further, in the absence of reliable evidence to support a shorter useful life estimate, the Corporation has used the full contractual life of the option awards in determining the fair value.
In the three months ended March 31, 2007, 2,691,000 options with an average exercise price of $0.89 were exercised (2006 — 622,500 options with an average exercise price of $0.46 were exercised).
13. Accumulated Other Comprehensive Loss
The balance in accumulated other comprehensive loss at March 31, 2007 relates entirely to unrealized foreign exchange losses on translation of self-sustaining foreign operations. At January 1, 2007, unrealized foreign exchange losses of $9,625 were reclassified from foreign currency translation adjustment to accumulated other comprehensive loss upon transition to new accounting standards for financial instruments (see Note 3).

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
14. Income and Mining Taxes

	Three Months Ended
	March 31
	2007	2006

Current income and mining taxes	$37,849	$—
Future income and mining taxes (recoverable)	(20,560)	(620)

	$17,289	$(620)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	Three Months Ended
	March 31
	2007	2006

Income (loss) before taxes	$65,024	$(3,101)

Combined Canadian federal and provincial income tax rates	34.12%	34.12%

Income and mining taxes (recoverable) based on above rates	22,186	(1,058)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	1,733	—
Provincial and state mining taxes	2,692	—
Non-deductible expenses	660	169
Depletion allowance	(9,528)	—
Change in valuation allowance	616	889
Other	(1,070)	(620)

Income and mining taxes (recoverable)	$17,289	$(620)

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
15. Supplementary Cash Flow Information

	Three Months Ended
	March 31
	2007	2006

Change in non-cash working capital:
Accounts receivable	$(28,066)	$(159)
Product inventory	60,011	—
Material and supplies inventory	(118)	—
Prepaid expenses	655	—
Accounts payable and accrued liabilities	2,775	(902)
Income taxes payable	12,017	—
Severance and retention	183	—

	$47,457	$(1,061)

Cash interest paid	$12,829	$—
Cash income and resource taxes paid	$10,679	$—

Cash and cash equivalents is comprised of:
Cash	$25,075	$5,266
Cash equivalents	89,437	—

	$114,512	$5,266

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
16. Joint Venture
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek.
The following is a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

	March 31	December 31
	2007	2006

Assets
Current assets	$54,491	$58,873
Property, plant and equipment, net	$135,422	$138,764
Other long-term assets	$25,087	$24,866

Liabilities
Current liabilities	$29,035	$23,324
Other liabilities	$57,277	$58,444

	Three Months Ended
	March 31
	2007	2006

Revenue	$52,159	$—
Cost of sales	$23,941	$—
Net earnings	$14,877	$—
Cash flows
Operating	$24,552	$—
Investing	$(131)	$—
Financing	$—	$—
17. Related Party Transactions
Under the Endako joint venture agreement, all production from Endako is sold by the joint venture participants, acting as agents for the joint venture. Consolidated sales to a member of a group of companies associated with the other participant in the Endako joint venture were approximately $46,075 for the three months ended March 31, 2007 (2006 — nil).
During the three months ended March 31, 2007, office administration fees of $36 (2006 — $65) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various office services provided by it. Included in accounts payable owing to this company at March 31, 2007 is $5 (December 31, 2006 — $31).

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
18. Segment Information
The Corporation operates in a single industry segment — the mining, milling, roasting and sale of molybdenum products. Geographic segment information for the three months ended and at March 31, 2007 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total

Revenues
Molybdenum sales	$216,241	$51,875	$—	$268,116
Tolling and calcining	7,232	—	—	7,232

	223,473	51,875	—	275,348

Cost of sales
Operating expenses	145,122	16,646	—	161,768
Selling and marketing	1,082	518	—	1,600
Depreciation and depletion	10,229	5,851	2	16,082
Accretion	317	116	3	436

	156,750	23,131	5	179,886

Income (loss) from mining operations	$66,723	$28,744	(5)	95,462

Other (income) expense
General and administrative			3,108	3,108
Exploration and development			1,867	1,867
Interest and finance fees			15,394	15,394
Debt prepayment premium			2,474	2,474
Unrealized loss on derivative instruments			6,507	6,507
Stock-based compensation			2,618	2,618
Interest income			(1,900)	(1,900)
Other			370	370

			30,438	30,438

Income (loss) before taxes			(30,443)	65,024

Income and mining taxes
Current			37,849	37,849
Future			(20,560)	(20,560)

			17,289	17,289

Net income (loss)			$(47,732)	$47,735

Capital expenditures	$2,186	$131	$285	$2,602

Assets	$648,040	$215,000	$48,007	$911,047

Liabilities	$228,560	$86,312	$317,988	$632,860
Comparative information for March 31, 2006 is not provided as the Corporation had no operations in the first three months of 2006, except for exploration costs related to the Davidson project.

BLUE PEARL MINING LTD.
Notes to the Consolidated Financial Statements
March 31, 2007
(US dollars in thousands, except per share amounts — Unaudited)
19. Commitments and Contingencies
The Langeloth facility’s air emissions permit expired on December 20, 2006. The renewal application was submitted in March 2006 and no new variances are expected to the permit. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under both existing permits and the regulators have been performing inspections and are aware of the permit requirements.
20. Comparative Figures
Certain of the prior periods’ figures have been reclassified to conform with the current period’s presentation.
21. Subsequent Event
On April 3, 2007, the Corporation announced the arrangement of a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share. This private placement closed on April 19, 2007 for total proceeds of approximately $31,900. Subsequent to the closing of this private placement, the Corporation used a portion of the proceeds as a payment on its First Lien credit facility.